
August 31, 2022

Christopher M. Abundis
EVP, CFO, General Counsel & Secretary
SILVERBOW RESOURCES, INC.
920 Memorial City Way, Suite 850
Houston, Texas 77024

> **Re: SILVERBOW RESOURCES, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 3, 2022**
> **File No. 001-08754**

Dear Mr. Abundis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Business and Properties
Oil and Natural Gas Reserves, page 9

1. Please expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for material additions to your proved reserves estimates. Refer to Item 1202(a)(6) of Regulation S-K.

Proved Undeveloped Reserves, page 12

2. We note your disclosure of a tabular summary that sets forth the net volumes of proved undeveloped reserves and the year these reserves were added. Please expand your disclosure to clarify that all of the proved undeveloped reserves disclosed as of December 31, 2021 are part of a development plan and drilling schedule adopted by your management resulting in the conversion of these reserves within five years of initial disclosure. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and Question 131.04 in our

Compliance and Disclosure Interpretations (C&DIs) regarding Oil and Gas Rules.

3. If there are material amounts of proved undeveloped reserves as of December 31, 2021 that will not be converted to proved developed status within five years of initial disclosure as proved reserves, please expand your disclosure to explain the reasons for the delay. Refer to Item 1203(d) of Regulation S-K and Question 131.03 in the Compliance and Disclosure Interpretations (C&DIs).

Oil and Gas Wells, page 13

4. Please expand your disclosure of the gross and net oil and gas wells in which the Company owned interests to clarify, if true, that these wells are productive wells pursuant to the disclosure requirement in Item 1208(a) and definition of a productive well in 1208(c)(3) of Regulation S-K.

   This comment also applies to your disclosure of "producing" wells shown in the table of results of the Company's drilling and completion activities on page 14. Refer to the disclosure requirements in Item 1205(a) and the definitions in part (b) of Regulation S-K, which clarifies the number of wells drilled refers to the number of wells completed at any time during the year, regardless of when drilling was initiated.

   To the extent that the wells shown in your tabular summaries do not comply with these requirements, please revise your disclosure accordingly.

Supplemental Information (Unaudited)
Supplemental Reserves Information, page 80

5. Please expand the tabular presentation of your proved developed and proved undeveloped reserves, by individual product type, to additionally provide the net quantities at the beginning of each year shown in the reconciliation, e.g. December 31, 2019. Refer to the disclosure requirements pursuant to FASB ASC 932-235-50-4.

6. We note you identify the reclassification of PUDs to unproved due to changes in the Company's five-year development plan as the single primary factor that contributed to the revisions in the previous estimates of your total proved reserves for the years ending December 31, 2021 and 2020. Please modify your discussion to identify all of the factors that contributed to the overall change in the line item. If two or more unrelated factors, including offsetting factors, are combined to arrive at the overall change, please separately identify and quantify each factor.

   For example, the disclosure pertaining to revisions in previous estimates of your reserves should identify the changes associated with individual factors, such as changes in commodity prices, costs, property interests, well performance, unsuccessful and/or uneconomic proved undeveloped locations, and previously adopted development plans. Your discussion should provide sufficient details so that the change in net reserve quantities between periods is fully reconciled and explained to comply with FASB ASC

      932-235-50-5.

      This comment also applies to the disclosure of the changes in proved undeveloped reserves presented on page 12. Refer to Item 1203(b) of Regulation S-K.

7.      We also note the change in total proved reserves attributed to extensions and discoveries of 359.4 Bcfe, for the year ended December 31, 2021, appears to be significantly greater than the corresponding change in proved undeveloped reserves of 313.2 Bcfe.

      Please expand the discussion of the changes in your total proved reserves attributed to extensions and discoveries to explain the reason(s) for this difference. Refer to FASB ASC 932-235-50-5.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments.  Please contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff Accountant, at (202) 551-3388  with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:    Annie Foley